SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          AMENDMENT NO. 2
                                TO
                          SCHEDULE 14D-9
     Solicitation/Recommendation Statement Pursuant to Section
          14(d)(4) of the Securities Exchange Act of 1934


                  OXFORD RESIDENTIAL PROPERTIES I
                        LIMITED PARTNERSHIP
                     (Name of Subject Company)


        Oxford Residential Properties I Limited Partnership
              (Name(s) of Person(s) Filing Statement)


                          Assignee Units
                  (Title of Class of Securities)

                          Not Applicable
               (CUSIP Number of Class of Securities)


                         Robert B. Downing
                       7200 Wisconsin Avenue
                            Suite 1100
                     Bethesda, Maryland  20814
                          (301) 654-3100

              (Name, address and telephone number of
               persons authorized to receive notices
                and communications on behalf of the
                     persons filing statement)


                          With a copy to:

                      Robert B. Robbins, Esq.
                  Shaw Pittman Potts & Trowbridge
                        2300 N Street, N.W.
                      Washington, D.C.  20037
















Item 4.   The Solicitation or Recommendation

     The Managing General Partner believes that Unit holders will realize a better return on their investment by holding their Units than by selling them, particularly at $425 per share. Like most real estate partnerships, ORP does not engage in annual valuations of its assets because of the expense of annual appraisals, and, more importantly, because there is no business need for such valuations, except in the context of periodic refinancings of ORP's debt. Accordingly, the Managing General Partner has not prepared or ordered an appraisal or valuation of the properties or the Units, nor has it published a specific net asset value per Unit for ORP. Based on its real estate experience, knowledge of the real estate markets in which ORP's properties are located and recent improvements in the operating performance of the properties, the Managing General Partner believes that the net value of ORP's assets, on a per Unit basis, is significantly higher than $425. The Managing General Partner's belief as to the value of ORP's assets is based primarily on the most recently-reported net operating income of its properties (less a reasonable reserve for capital improvements), divided by capitalization rates that the Managing General Partner believes currently are consistent with those applicable to properties of quality, age and location comparable to the properties in ORP's portfolio. The Managing General Partner's views are based on its own estimates as to the value of ORP's assets, and do not represent a judgment as to the market value of the Units themselves.

The Managing General Partner's earlier letter to Unit Holders contained a reference to a third-party valuation of the net asset value per Unit of ORP. The May/June 1998 issue of a limited partnership trade publication named The Partnership Spectrum reported that The Valuation Group, an independent valuation firm, had estimated that the net asset value per Unit of ORP was $611 as of December 31, 1997, which value was derived from ORP's financial statements included in the Form 10-Q filed for the period ended June 30, 1997. This value is only an estimate and does not necessarily represent the prices that would be obtained in the event all of ORP's properties were sold and its assets liquidated. According to The Valuation Group, the estimated net asset value per Unit is the net cash proceeds that would be available for distribution to Unit holders on a per Unit basis, assuming all assets were sold and all liabilities retired. The Managing General Partner referenced this valuation in its earlier letter not to endorse the valuation conclusion or the underlying methodology used to reach such conclusion, but to inform Unit Holders that an independent firm had placed a net asset value on the Units that is substantially higher than the MacKenzie Patterson Group's offer price of $425. The Managing General Partner believes the net asset value per Unit is higher than $611.

ORP's financial condition and operating results have continued to improve due to improvements in the performance of its properties. The aggregate net operating income before debt service and refurbishment expenses ("NOI") of the four properties in ORP's portfolio increased by $178,000, or 9.5%, for the six months ended June 30, 1998, compared with the same period in 1997, and by $207,000, or 5.7%, for the year ended December 31, 1997 compared to 1996 operating results.

As a result of these improvements in operations, the value of ORP's properties has increased in recent years, as has the properties' ability to support higher levels of mortgage debt. The timing of any refinancing of ORP's mortgage debt, however, needs to be carefully planned for several reasons. First, in order to prepay the existing mortgage debt, a prepayment penalty may be required. Second, the Managing General Partner wishes to ensure that the recent improvements in operating performance are fully reflected in any valuation undertaken in connection with any such refinancing.

ORP expects a refinancing of its existing mortgage debt and a possible liquidity transaction to become increasingly attractive in the near future as the prepayment penalties reduce to very small amounts during the next two and one-half years. The Managing General Partner anticipates that any such refinancing may offer the opportunity for ORP to make a significant distribution of net refinancing proceeds to its Unit Holders, which for most Unit Holders should be tax-deferred. Based on today's interest rates and estimated property values, the amount of this distribution could possibly exceed the $425 per Unit offered by the MacKenzie Patterson Group. In addition, in contrast to a sale or redemption, Unit Holders who benefited from such a refinancing would continue to receive semi-annual distributions of cash flow from ORP's operations after such a refinancing and ORP would continue to own all of its properties. Over the last two years, ORP has doubled the amount of its distribution paid to Unit Holders and, as discussed above, it recently declared an additional increase in the amount of the distribution paid to Unit Holders.

The Managing General Partner is not currently engaged in any negotiations regarding any such refinancing or other liquidity transaction. While there can be no assurance that any such refinancing or other transaction will occur, the Managing General Partner believes that the prospects for a refinancing or other transaction are good and, therefore, Unit Holders should be able to realize a value for their Units in excess of the $425 offer price. For these reasons, the Managing General Partner cannot recommend a sale at this time, particularly at $425 per Unit.

The price offered by the MacKenzie Patterson Group will be reduced by the amount of any distributions declared or made with respect to the Units between July 28, 1998 and August 31, 1998. The Managing General Partner recently approved an increase in ORP's semi-annual distribution, payable on August 28, 1998, from $10 per Unit to $15 per Unit, a fifty (50%) percent increase. Based on the net $410 offer price (the MacKenzie Patterson Group's offer reduced by the amount of the August 28 dividend), ORP's current distribution level equates on an annualized basis to approximately a 7.3% current, cash-on-cash yield on a pre-tax basis.

Therefore, in determining whether or not to sell Units, a Unit Holder may wish to consider the feasibility of using the net proceeds of any such sale to acquire another investment that generates a current annualized yield of at least 7.3%, all or a portion of which may be sheltered from current income tax depending on the Unit Holder's individual tax situation, and that has the potential for appreciation in value. In this regard, it should be noted that ORP's distributions are not guaranteed, and might decline in the event of unforeseen circumstances, but also that ORP's distributions may increase if the performance of ORP's properties continues to improve.

Item 6.   Recent Transactions and Intent with Respect to
Securities

As previously reported, ORP has indicated a willingness to consider offers from Unit holders who wish to sell their Units, despite the Managing General Partner's recommendation that they not sell.

The Managing General Partner believes that purchases at appropriate prices of Units offered by Unit Holders benefits ORP. First, these purchases provide those investors who desire to sell all or a portion of their investment in ORP (despite the Managing General Partner's recommendation that they not sell their Units) with an opportunity to do so.
Second, these purchases provide long-term benefits to the remaining Unit Holders.

All Units purchased by ORP are retired; they are not being acquired for anyone's investment account. The Managing General Partner believes that retiring the Units that are purchased by ORP benefits remaining Unit Holders by reducing the aggregate number of Units outstanding at a price that is substantially less than the net asset value of these Units.

ORP does not itself set a price at which Units will be purchased, and makes no representation that the offers it accepts reflect prevailing market prices. In making its determination as to what offers to accept, the Managing General Partner gives consideration to prevailing secondary market prices. This means that ORP will not accept offers it believes are too high in relation to prevailing secondary market prices, or in relation to other factors. It is not a representation that any offers accepted by ORP reflect prevailing secondary market prices. Secondary market prices, and therefore the prices that may be accepted by ORP are likely to vary and may, in the future, be more or less than any offer currently accepted by ORP or the price offered by the MacKenzie Patterson Group.

On August 11, 1998, ORP acquired 13 Units from several holders at a price of $425 per Unit. These Unit holders offered to sell their Units to ORP prior to commencement of the MacKenzie Patterson Group Offer at prices of less than $350 per Unit. The Managing General Partner advised them that a tender offer had been filed at a price of $425 per Unit, less certain distributions, and that the Managing General Partner had determined it should not accept their offers at a price lower than the $425 per Unit tender offer price. On August 20, 1998, ORP accepted an offer from one Unit holder to purchase 5 Units at a price of $445 per Unit, and on August 31, 1998, ORP accepted an offer from one Unit Holder to purchase 15 Units at a price of $450 per Unit. ORP anticipates that the aggregate consideration for purchases made while the MacKenzie Patterson Group Offer is outstanding will not exceed $20,000, which ORP will fund from its working capital.

The Managing General Partner does not recommend that Unit Holders sell their Units at $425 or at any other prices at which ORP has purchased Units. The Managing General Partner has made the decision to purchase Units from Unit Holders at these prices because the Unit Holders, being in possession of all relevant information, wished to sell their Units, and because it was in the best interests of ORP to buy the Units. The fact that ORP has purchased Units at the prices indicated above does not mean that the Managing General Partner recommends that other Unit Holders sell at these prices.

Item 9.   Materials to Be Filed as Exhibits

     (a)  (i)  Letter to Unitholders dated August 13, 1998.
               (previously filed)

          (ii) Letter to Unit Holders dated September 16, 1998.

     (b)  (i)  Response to Potential Unit Holder Questions.
               (previously filed)

     (c)  Not applicable.
























                             SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 16, 1998


                                   OXFORD RESIDENTIAL
                                   PROPERTIES I LIMITED
                                   PARTNERSHIP


                                   By:  Oxford Residential
                                        Properties I
                                        Corporation
                                        Managing General
                                        Partner



                                   By: /s/ Robert B. Downing
                                      -------------------------
                                      Robert B. Downing
                                      Executive Vice
                                      President








                           EXHIBIT INDEX



Exhibit         Description
No.

(a)(i)          Letter to Unit Holders dated
                August 13, 1998   *
(a)(ii)         Letter to Unit Holders dated
                September 16, 1998
(b)(i)          Responses to Potential Unit
                Holder Questions *

                *  Previously filed









                                          September 16, 1998

                        To All Unit Holders
                                of
    Oxford Residential Properties I Limited Partnership ("ORP")


     We recently wrote to you to advise you that the Managing General Partner strongly recommends that you REJECT the offer by a group of bidders (the "MacKenzie Patterson Group") to purchase Units of ORP at a price of $425 per assignee unit of limited partnership ("Units"). The purpose of this letter is to provide you with additional information about your Units and the reasons for the Managing General Partner's position. If you have any questions, please contact our Investor Services Department at (248) 614-4550.

     As previously noted, the Managing General Partner believes Unit Holders should retain their Units, rather than sell their Units at the MacKenzie-Patterson Group's offer price of $425 per Unit, for, among others, the following reasons:

1.  The Managing General Partner believes that the MacKenzie
    Patterson Group's offer price of $425 per Unit represents a substantial discount to net asset value per Unit.
    (See "Valuation of Units," and "How to Evaluate Your
    Options" below.)

2. The MacKenzie Patterson Group offer price does not represent a premium over sales prices reported for many transactions that occurred during 1998. Recently, ORP, as well as other buyers, have purchased Units at prices in excess of the MacKenzie Patterson Group offer price. (See "Purchases of Units by ORP," below.)

3. ORP's financial condition and operating results have continued to improve rapidly due to recent improvements in the performance of its properties. Accordingly, the value of the properties and the Units has increased significantly in recent years. The Managing General Partner expects to capture this increased value with a future refinancing and/or liquidity transaction, as the existing mortgage debt becomes prepayable and the prepayment penalties decline to relatively small amounts during the next 2-3 years. (See "Future Transactions May Improve ORP's Value and Liquidity," below.)

4. On an annualized basis, ORP's current distribution, which was recently increased, equates to approximately a 7.3% current yield on the net $410 offer price.

     Valuation of Units

     The Managing General Partner believes that Unit Holders will realize a better return on their investment by holding their Units than by selling them, particularly at $425 per share. Like most real estate partnerships, ORP does not engage in annual valuations of its assets because of the expense of annual appraisals, and, more importantly, because there is no business need for such valuations, except in the context of periodic refinancings of ORP's debt. Accordingly, the Managing General Partner has not prepared or ordered an appraisal or valuation of the properties or the Units, nor has it published a specific net asset value per Unit for ORP.

     Based on its real estate experience, knowledge of the real estate markets in which ORP's properties are located and recent improvements in the operating performance of the properties, the Managing General Partner believes that the net value of ORP's assets, on a per Unit basis, is significantly higher than $425. The Managing General Partner's belief as to the value of ORP's assets is based primarily on the most recently-reported net operating income of its properties (less a replacement reserve for capital improvements), divided by capitalization rates that the Managing General Partner believes currently are consistent with those applicable to properties of quality, age and location comparable to the properties in ORP's portfolio. The Managing General Partner's views are based on its own estimates as to the value of ORP's assets, and do not represent a judgment as to the market value of the Units themselves.

     Our earlier letter contained a reference to a third-party valuation of the net asset value per Unit of ORP. The May/June 1998 issue of a limited partnership trade publication named The Partnership Spectrum reported that The Valuation Group, an independent valuation firm, had estimated that the net asset value per Unit of ORP was $611 as of December 31, 1997, which value was derived from ORP's financial statements included in the Form 10 Q filed for the period ended June 30, 1997. According to The Valuation Group, the estimated net asset value per Unit is the net cash proceeds that would be available for distribution to Unit holders on a per Unit basis, assuming all assets were sold and all liabilities retired. This value is only an estimate and does not necessarily represent the prices that would be obtained in the event all of ORP's properties were sold and its assets liquidated. We referenced this valuation in our earlier letter not to endorse the valuation conclusion or the underlying methodology used to reach such conclusion, but to inform you that an independent firm had placed a net asset value on the Units that is substantially higher than the MacKenzie Patterson Group's offer price of $425. The Managing General Partner believes the net asset value per Unit is higher than $611.

     There are several independent firms that will, for a fee, prepare valuation reports that provide estimates of the fair market value of a non-controlling, minority interest in a partnership. As is the case with most appraisals, the values reflected in these reports are based on numerous and material assumptions, some or all of which may not materialize. We can provide you with the names of these firms if you are interested in obtaining such a report.

     Purchases of Units by ORP

     The Managing General Partner recommends that Unit Holders retain their Units, rather than sell them at $425. However, as previously reported, ORP has indicated a willingness to consider offers from Unit Holders who wish to sell their Units, despite the Managing General Partner's recommendation that they not sell.

     The Managing General Partner believes that purchases at appropriate prices of Units offered by Unit Holders benefits ORP. First, these purchases provide those investors who desire to sell all or a portion of their investment in ORP (despite the Managing General Partner's recommendation that they not sell their Units) with an opportunity to do so.
Second, these purchases provide long-term benefits to the remaining Unit Holders.

     All Units purchased by ORP are retired; they are not being acquired for anyone's investment account. The Managing General Partner believes that retiring the Units that are purchased by ORP benefits remaining Unit Holders by reducing the aggregate number of Units outstanding at a price that is substantially less than the net asset value of these Units.

     ORP does not itself set a price at which Units will be purchased, and makes no representation that the offers it accepts reflect prevailing market prices. In making its determination as to what offers to accept, the Managing General Partner gives consideration to prevailing secondary market prices. This means that ORP will not accept offers it believes are too high in relation to prevailing secondary market prices, or in relation to other factors. It is not a representation that any offers accepted by ORP reflect prevailing secondary market prices. Secondary market prices, and therefore the prices that may be accepted by ORP are likely to vary and may, in the future, be more or less than any offer currently accepted by ORP or the price offered by the MacKenzie Patterson Group.

     On August 11, 1998, ORP acquired 13 Units from several holders at a price of $425 per Unit. These Unit Holders offered to sell their Units to ORP prior to commencement of the MacKenzie Patterson Group Offer at prices of less than $350 per Unit. The Managing General Partner advised them that a tender offer had been filed at a price of $425 per Unit, less certain distributions, and that the Managing General Partner had determined it should not accept their offers at a price lower than the $425 per Unit tender offer price. On August 20, 1998, ORP accepted an offer from one Unit Holder to purchase 5 Units at a price of $445 per Unit, and on August 31, 1998, ORP accepted an offer from one Unit Holder to purchase 15 Units at a price of $450 per Unit. ORP anticipates that the aggregate consideration for purchases made while the MacKenzie Patterson Group offer is outstanding will not exceed $20,000, which ORP will fund from its working capital.

     The Managing General Partner wishes to emphasize that it does not recommend that Unit Holders sell their Units at $425 or at any other prices at which ORP has purchased Units. The Managing General Partner has made the decision to purchase Units from Unit Holders at these prices because the Unit Holders, being in possession of all relevant information, wished to sell their Units, and because it was in the best interests of ORP to buy the Units. The fact that ORP has purchased Units at the prices indicated above does not mean that the Managing General Partner recommends that other Unit Holders sell at these prices.

     Sales on the Informal Secondary Market

     As we also indicated, you may wish to investigate the prices that may be offered for Units in the informal secondary market. Upon request, we will provide you with a list of companies that engage in secondary market transactions. You should be aware that the informal secondary market in which Units are intermittently transferred is not a liquid or efficient market. The prices that may be offered may be more or less than the MacKenzie Patterson Group's offer price or any offer accepted by ORP, and are not necessarily indicative of the fair value of the Units. You also should be aware that sales in the secondary market are likely to include material transaction costs which would reduce the net proceeds that a Unit holder would receive in such a transaction. If you make inquiries regarding prices available in the secondary market, you should thoroughly investigate the terms of and costs of any transaction before you proceed. You should note that the amounts paid by ORP and the MacKenzie Patterson Group are not reduced by these transaction costs.

     Future Transactions May Further Improve ORP's Value and
     Liquidity

     ORP's financial condition and operating results have continued to improve due to improvements in the performance of its properties. The aggregate net operating income before debt service and refurbishment expenses ("NOI") of the four properties in ORP's portfolio increased by $178,000, or 9.5%, for the six-month period ended June 30, 1998, compared with the same period in 1997, and by $207,000, or 5.7%, for the year ended December 31, 1997 compared to 1996 operating results.

     As a result of these improvements in operations, the value of ORP's properties has increased in recent years, as has the properties' ability to support higher levels of mortgage debt. The timing of any refinancing of ORP's mortgage debt, however, needs to be carefully planned for several reasons. First, in order to prepay the existing mortgage debt, a prepayment penalty may be required. Second, we wish to ensure that the recent improvements in operating performance are fully reflected in any valuation undertaken in connection with any such refinancing.

     ORP expects a refinancing of its existing mortgage debt and a possible liquidity transaction to become increasingly attractive in the near future as the prepayment penalties reduce to very small amounts during the next two and one-half years. We anticipate that any such refinancing may offer the opportunity for ORP to make a significant distribution of net refinancing proceeds to its Unit Holders, which for most Unit Holders should be tax-deferred. Based on today's interest rates and estimated property values, the amount of this distribution could possibly exceed the $425 per Unit offered by the MacKenzie Patterson Group. In addition, in contrast to a sale or redemption, Unit Holders who benefited from such a refinancing would continue to receive semi-annual distributions of cash flow from ORP's operations after such a refinancing and ORP would continue to own all of its properties. Over the last two years, ORP has doubled the amount of its distribution paid to Unit Holders and, as discussed above, it recently declared an additional increase in the amount of the distribution paid to Unit Holders.

The Managing General Partner is not currently engaged in any negotiations regarding any such refinancing or other liquidity transaction. While there can be no assurance that any such refinancing or other transaction will occur, the Managing General Partner believes that the prospects for a refinancing or other transaction are good and, therefore, Unit Holders should be able to realize a value for their Units in excess of the $425 offer price. For these reasons, the Managing General Partner cannot recommend a sale at this time, particularly at $425 per Unit.

     How to Evaluate Your Options

     The price offered by the MacKenzie Patterson Group will be reduced by the amount of any distributions declared or made with respect to the Units between July 28, 1998 and August 31, 1998. The Managing General Partner recently approved an increase in ORP's semi-annual distribution, payable on August 28, 1998, from $10 per Unit to $15 per Unit, a fifty (50%) percent increase. Based on the net $410 offer price (the MacKenzie Patterson Group's offer reduced by the amount of the August 28 dividend), ORP's current distribution level equates on an annualized basis to approximately a 7.3% current, cash-on-cash yield on a pre-tax basis.

     Therefore, in determining whether or not to sell your Units, you may wish to consider the feasibility of using the net proceeds of any such sale to acquire another investment that generates a current annualized yield of at least 7.3%, all or a portion of which may be sheltered from current income tax depending on your individual tax situation, and that has the potential for appreciation in value. In this regard, it should be noted that ORP's distributions are not guaranteed, and might decline in the event of unforeseen circumstances, but also that ORP's distributions may increase if the performance of ORP's properties continues to improve.

     If you have questions regarding this letter, our Investor Services Department would be pleased to assist you at (248) 614-4550.

               Very truly yours,

               Oxford Residential Properties I Limited
               Partnership

               By:  Oxford Residential Properties I
                    Corporation, Managing General Partner




                         By: /s/ Robert B. Downing
                            -----------------------------
                            Robert B. Downing,
                            Executive Vice President